

Mail Stop 4631

April 21, 2010

via U.S. mail and facsimile

Jie Han, Chief Executive Officer
China XD Plastics Company Limited
No.9 Qinling Road, Yingbin Road Centralized Industrial Park
Harbin Development Zone
Heilongjiang, P.R. China 150078

> **RE: China XD Plastics Company Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 14, 2010**
> **File No. 1-34546**

Dear Mr. Han:

  We have reviewed the above referenced filing and have the following comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page F-2

1. Please supplementally tell us how your successor auditors considered the guidance in paragraph 70 of AU Section 9508 in reaching the conclusion that auditing only the effect of the adjustment for the correction of the error described in Note 3 was appropriate under the circumstances, as opposed to performing a full reaudit of the 2008 fiscal year.

2. To the extent your successor auditors still conclude that auditing only the effect of the adjustment for the correction of the error was appropriate and you are able to

obtain a reissued report from your predecessor auditors in the format described in comment 3 below, please ask your successor auditors to revise their report to address the disclosures referred to in paragraphs 66 and 71 of AU Section 9508. In particular, they should indicate that the financial statements for the prior period were audited by another auditor and the date of the other auditor's report. In addition, they should indicate that the predecessor auditor reported on such financial statements before restatement.

<u>Report of Independent Registered Public Accounting Firm, page F-3</u>

3. We note that the report of Bagell, Josephs, Levine & Company has not been reissued. Inclusion of a report in your Form 10-K that has not been reissued does not comply with the requirements of Rule 2-02 of Regulation S-X to include a report that indicates the audit was conducted in accordance with the standards of the Public Company Oversight Board (United States). Amend your Form 10-K immediately to remove the copy of the report of Bagell, Josephs, Levine & Company and to include in your amended Form 10-K a report of independent auditor that complies with the requirements of Article 2 of Regulation S-X. If you are unable to immediately obtain a report of independent accountant that complies with Article 2 of Regulation S-X, you should label your financial statements as unaudited and then amend your Form 10-K a second time to include a report of independent accountant that complies with Article 2 of Regulation S-X. Whenever you seek to use a report of independent accountant previously included in a filing with the Securities and Exchange Commission, you must obtain from the independent accountant their reissued report prior to including it in your filing. Furthermore, given that there was an error correction after the issuance of the predecessor auditor's report, we refer you to Question 9 of PCAOB's Staff Questions and Answers—Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor at http://pcaobus.org/Standards/QandA/QA_Adjustments.pdf for guidance related to the wording of any report reissued by the predecessor auditors.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief